SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

iMine Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

25253J109

(CUSIP Number)

Daniel Tsai

iMine Corporation

8520 Allison Pointe Blvd Ste. 223 #87928

Indianapolis, Indiana 46250

(877) 464-6388

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 25253J109

1.	Name of Reporting Persons: Daniel Tsai I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 17,500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,500,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 22.7%
14.	Type of Reporting Person IN

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Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $.001 per share, of iMine Corporation, a Nevada corporation (the “Issuer”). The address of the Issuer’s principal office is 8520 Allison Pointe Blvd Ste. 223 #87928, Indianapolis, Indiana 46250.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Daniel Tsai.

(b) Mr. Tsai’s business address is c/o iMine Corporation, 8520 Allison Pointe Blvd Ste. 223 #87928, Indianapolis, Indiana 46250.

(c) Mr. Tsai is chief executive officer, chief financial officer and president of the Issuer. Mr. Tsai is also a consultant to privately-owned crypto currency mining operations.

(d) Mr. Tsai has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Tsai has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tsai is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable

Item 4. Purpose of Transaction

Mr. Tsai has been chief executive officer, chief financial officer and president of the Issuer since March 16, 2018. He is also the sole director of the Issuer. On March 19, 2018, Mr. Tsai entered into a one-year employment agreement with the Issuer pursuant to which the Issuer issued to Mr. Tsai, as compensation for his services, 17,500,000 shares of common stock, valued at $350,000, and agreed to pay Mr. Tsai $164,706 to cover the federal income tax on the value of the stock and the tax payment. The shares are fully vested.

Mr. Tsai has no intention to take any action which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, as the sole director of the Issuer, Mr. Tsai may increase the size of the board of directors and the board may appoint other officers. The Issuer may seek to raise funds in public and/or private financings in addition to those previously reported by the Issuer.

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Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Mr. Tsai is the beneficial owner of 17,500,000 shares of common stock, representing 22.7% of the Issuer’s outstanding common stock.

(b) Mr. Tsai has sole voting and disposition right with respect to these shares.

(c) Other than as reported in this Schedule 13D, Mr. Tsai has not effected any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Tsai.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

Except for the employment agreement described in Item 4, Mr. Tsai has no contract, arrangement, understanding or relationship with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Not applicable

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Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2018	/s/ Daniel Tsai
Daniel Tsai

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